Press Release ZR #14-07

ZOLOTO RESOURCES UPDATES CHUKOTKA EXPLORATION

September 18, 2007

Zoloto Resources Ltd. (“Zoloto” or the “Company”) (TSX Venture:ZR), is pleased to announce that it has now received government approval for its 2007/2008 exploration programs at its 100% owned Tummanoye and Elvenei gold exploration projects in Chukotka, Far Eastern Russia.

The aim of our Chukotka exploration programs for this year is to verify the historic Russian exploration results on all the sites. This will enable Zoloto to prioritize the projects ahead of the expanded program for the 2008 exploration season. At Tummanoye, camp construction is effectively complete, mapping and trenching is underway. Core drilling by the local contractor, Georegion, will commence shortly. At Elvenei, approximately 1000m of core drilling will be undertaken before the end of the year by Chaun Mining and Geological Enterprise.

In addition, as mentioned in the last quarterly report, Zoloto has also acquired a third exploration project, Kenkeren in Southern Chukotka (a NI 43-101 report on Kenkeren, reviewing historic exploration to date will be published shortly). Here exploration is being fast-tracked. A 20 person camp is now complete, the exploration permit has been approved and drilling is due to commence before the end of 2007.

Bob Maddigan, Director of Zoloto, comments “We are now entering an exciting period for the company. With the permit approval of the three Chukotka properties, in addition to those previously received for our two Irkutsk projects, we will now be actively exploring on five properties over the next quarter. In addition, initial exploration results at the more advanced Ozherelie property in Irkutsk are encouraging. We will be providing an exploration update on the Ozherelie project in the next few weeks.”

About Zoloto Resources

Zoloto Resources is a gold exploration company whose primary focus is to become a mid-tier gold producer through the advancement of its gold exploration properties in the Russian Federation. In addition, Zoloto’s management will continue to evaluate acquisition opportunities within the Russian Federation. Zoloto’s philosophy is to unlock shareholder value in a socially and environmentally responsible manner.

For more information please contact:
Robert Maddigan, Director
Phone: (604) 608 0223 Fax: (604) 608 0344
Email: robertm@zolotoresources.com

Forward-looking statements - statements included in this news release that are not historical facts may be considered "forward-looking statements". All estimates and statements that describe the Company's objectives, goals or future plans are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties where actual results could differ materially from those currently anticipated.

The TSX Venture Exchange has not reviewed and does not
accept responsibility for the adequacy or accuracy of this release.